Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Public Service Company of New Mexico:

We consent to the incorporation by reference in the registration statement No. 333-238234 on Form S-3 of Public Service Company of New Mexico of our report dated March 1, 2021, with respect to the consolidated balance sheets of Public Service Company of New Mexico as of December 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement Schedule II – Valuation and Qualifying Accounts (collectively, the financial statements), which report appears in the December 31, 2020 annual report on Form 10-K of Public Service Company of New Mexico.
/s/ KPMG LLP
Albuquerque, New Mexico
March 1, 2021